September 26, 2008

VIA EMAIL

Mr. Michael L. Kosoff

Staff Attorney

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Filing Nos.:	333-148814
333-148815
333-148816
333-148817

Dear Mr. Kosoff:

Thank you for your comments on the above captioned filings.  Presented below are the responses to your comments:

Comment#1
Miscellaneous
a.	Please note that the phone number on the cover of the VUL Liberty prospectus is not correct. Please check all of your products for this error.
Response: We will correct the phone number and check our other products.

Comment#2 Fee Table
a.	In the fee table, please use the “GMAB Period” instead of the “GMAB Guarantee Period” to be consistent with the rider description.
Response: We will make the change.

Comment#3 GMAB Rider
a.	The Benefit Date is typically the last day of the No-Lapse Guarantee Period. Please explain when the Benefit Date is a date other than the last day of the No-Lapse Guarantee Period.

Response: The Benefit Guarantee period is equal to the NLG period for the two products this rider will initially be offered with. In the future, we may wish to offer this rider on a product that does not have an NLG feature, or on a product that has an NLG Guarantee period that is different than the Guarantee period we wish to offer on this rider.

b.	Please remove the language in parentheses at the end of the first paragraph.
Response: We will remove the language.

c.	Please define the terms “Cumulative Rider Premium” and “Monthly Rider Premium.”
Response: We will add the following definitions:

Cumulative Rider Premium: the premium required to maintain the Rider. On the first Monthly

Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium that will be shown in your Policy Specifications Page. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previous Monthly Activity Date; plus (b) the current Monthly Rider Premium.

Monthly Rider Premium: The monthly premium required to maintain the Rider that will be shown in your Policy Specifications Page.

d.

Please explain with more clarity, what is meant by reducing the Benefit Amount proportionately. Please use examples to clarify how this works, including where premiums paid exceed the Cumulative Rider Premium.

Response: We will add the following disclosure: Withdrawals and face reductions will reduce the rider benefit and required premium while charges will continue. At the time of a withdrawal transaction, the rider benefit reduction and premium reduction are calculated as follows:

RiderBenefitReductiont = [ Gross Withdrawal amount / (Account Valuet - Indebtednesst)] x Benefit Amount, rounded to the nearest penny, where Account Value and Indebtedness are measured prior to the withdrawal, and the Benefit Amount is measured after all increases to benefit amount have been applied for that day.

RequiredPremiumReductiont = (Decrease Amount / TotalFace) x Premium requirement, rounded to the nearest penny, where TotalFace is measured prior to the decrease, and the Premium requirement is the annual premium requirement before the decrease. TotalFace is the total face amount in force for the primary insured, including initial face amount, increases, and any term insurance rider in force on the life of the primary insured.

Here is an example of how a face decrease and a withdrawal transaction would reduce the Benefit Amount and required premium for a hypothetical 45 year old female (preferred non-nicotine risk class) with an initial face amount of $1,000,000 with death benefit option A and the following assumptions:

• GMAB is selected, with a premium requirement of 15,312.
• Paid 15,320 annually for 20 years
• Decrease transaction: year 3, month 6 / decrease = 200,000
• Withdrawal transaction: year 4, month 6 / withdrawal = 10,000

Decrease in year 3, month 6
Benefit Reduction = 200,000 / 1,000,000 x 45,960 = 9,192.00
New Benefit = 45,960 - 9,192 = 36,768

Required Premium Reduction = 200,000 / 1,000,000 x 1,276.00 = 255.20
New Required Premium Reduction. = 1,276.00 - 255.20 = 1,020.80

Wthdrawal in year 4, month 6
Benefit Reduction = 10,000 / 54,732.35 x 52,088.00 = 9,516.86
New Benefit = 52,088.00 - 9,516.86 = 42,571.14

Required Premium Reduction = 10,000 / 800,000 x 1,020.80 = 12.76
New Required Premium. = 1,020.80 - 12.76 = 1,008.04

e.

Please explain supplementally if loans are considered to be withdrawals for purposes of the reduction in benefit amount. If yes, please explicitly state so, and also modify the last paragraph in the GMAB section accordingly.

Response: Loans are not considered to be withdrawals for purposes of the reduction in the benefit amount.

f.

You state that you “may” impose restrictions. Please confirm supplementally that an investor may be forced to make rider payments without knowing how his investments may be limited. Also, if investment allocation restrictions are imposed or the requirements change, please explain whether current rider owners must change their allocation accordingly. Please also describe the notice and grace period in which they would have to make any such changes.

Response: If we determine that we need to impose a type of allocation restriction that is described in the rider and prospectus (i.e., we may limit the sub-accounts that a contract owner could allocate value to; we may require that contract owners allocate values in accordance with an asset allocation model or investment program or combinations of these options) we will provide written notification to contract owners. If a contract owner wants to maintain the rider, they must comply with the restrictions and continue to pay for the rider. Contract owners can decide to terminate the rider. We will provide at least thirty (30) days’ written notice of the imposition of such a restriction and provide the policy owner thirty (30) days from the date of the notification to make comply with the allocation restrictions.

g.

If the rider is reinstated, please explain whether all rights and amounts are restored. Also, please explain whether fees need to be paid in arrears (how would this operate since a terminated contract has no separate account value).

Response: We will add the following disclosure: If the rider is reinstated, the cumulative rider premium will be restored, except that it will not be increased during periods of time that the policy was not in force. Fees will not be due for periods of time that the policy was not in force. All other rider benefits and rights will be restored.

Comment#4 GDB Rider

a.	Please clearly explain what a “Paid-up Policy” refers to.
Response: We will add the following disclosure: A Paid-Up Policy is a policy that does not require any additional premium to be paid to support the death benefit.

b.	Please define the term “Cumulative Rider Premium.”
Response: See response to Comment 3(c) above.

c.

Please explain with more clarity what is meant by reducing the Benefit Amount proportionately. Please use examples to clarify how this works, including where premiums paid exceed the Cumulative Rider Premium.

Response: See response to Comment (d) above.

d.	Please clarify whether indebtedness reduces the benefit amount on a proportionate basis.
Response: Loans are not considered to be withdrawals for purposes of the reduction in the benefit amount.

e.

You state that you “may” impose restrictions. Please confirm supplementally that an investor may be forced to make rider payments without knowing how his investments may be limited. Also, if investment allocation restrictions are imposed or the requirements change, please explain whether current rider owners must change their allocation accordingly. Please also describe the notice and grace period in which they would have to make any such changes.
Response: See response to Comment 3(f) above.

f.

If the rider is reinstated, please explain whether all rights and amounts are restored. Also, please explain whether fees need to be paid in arrears (how would this operate since a terminated contract has no separate account value).

Response: See response to Comment (3)(g) above.

g.	Please summarize in the supplement the circumstances under which an investor may “accelerate” a death benefit.

Response: We will add the following additional disclosure: We offer two riders that provide the ability to accelerate the death benefit in the event the insured becomes “terminally ill” or “chronically ill,” the Accelerated Death Benefit Rider for Terminal Illness and the LifeAccess Accelerated Benefit Rider, respectively.

h.	For clarity, please reverse the order of the first two sentences of the last bulleted point (and modify the language accordingly).
Response: We will modify the language as suggested.

Comment#5
Tandy representations

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the above captioned prospectus and related statement of additional information for the above referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch
Lisa Proch
AVP & Senior Counsel